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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Egan (415) 667-9344
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 Mission Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Martinetto, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified
as client accounts (Debits $4 million, Credits $26 million)

State of California
County of San Francisco

Subscribed and sworn (or affirmed) before me on this 23rd day of February, 2015, by JOSEPH RAYMOND MARTINETTO proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Executive Vice President and Chief Financial Officer
Title

(Seal)

CARMEN STANLEY
Commission # 1967865
Notary Public - California
Santa Clara County
My Comm. Expires Feb 25, 2016

Signature

[redacted]

CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2014
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Charles Schwab & Co., Inc.
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2015

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 1,998
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $10,186)	19,902
Receivables from brokers, dealers, and clearing organizations	404
Receivables from brokerage clients — net	15,518
Securities owned — at fair value	442
Equipment, office facilities, and property — net	691
Goodwill	428
Other assets	567
Total assets	$ 39,950
Liabilities, Subordinated Borrowings, and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,766
Payables to brokerage clients	33,394
Accrued expenses and other liabilities	1,472
Finance lease obligation	83
Total	36,715
Subordinated borrowings due to The Charles Schwab Corporation	315
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,242
Retained earnings	1,678
Total stockholder's equity	2,920
Total liabilities, subordinated borrowings, and stockholder's equity	$ 39,950

See Notes to Consolidated Statement of Financial Condition.

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with over 325 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, England. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the commodity futures activities it conducts as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in Schwab's case includes the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. The primary regulators of Schwab are FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association as Schwab's primary regulator for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal and regulatory reserves. Actual results may differ from those estimates. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair

value. Pursuant to applicable regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization of $1.7 billion at December 31, 2014, except for land, which is recorded at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of five to seven years. Buildings are depreciated on a straight-line basis over 20 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. The Company's annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment may consider macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, or Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's business for which financial information is available and reviewed regularly by management) and compares it to their carrying amounts. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions

about the future operating results and cash flows of each reporting unit, a market approach which compares each reporting unit to comparable companies in their respective industries, and a market capitalization analysis.

In testing for potential impairment of goodwill on April 1, 2014, management performed an assessment and concluded that goodwill was not impaired.

Guarantees

The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that Schwab has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities recorded at fair value

The Company uses the market and income approaches to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Financial instruments not recorded at fair value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash and cash equivalents are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include cash and securities purchased under resale agreements. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Receivables from/payables to brokers, dealers, and clearing organizations are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

Receivables from/payables to brokerage clients—net are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

Financial instruments included in other assets primarily consist of certain loans whose carrying values approximate their fair values.

Financial instruments included in accrued expenses and other liabilities consist of drafts payable and certain amounts due under contractual obligations, which are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Finance lease obligation is recorded at carrying value, which approximates fair value.

(Tabular amounts in millions, except option price amounts)

Subordinated borrowings due to The Charles Schwab Corporation include subordinated notes payable to CSC. The fair value of Schwab's subordinated notes is estimated using an internal valuation model that is based on the borrowing rate applicable to CSC's publicly traded debt due to third parties. Based on the results of the valuation model, the fair value is approximately the same as the carrying value.

New Accounting Standard Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued new guidance on revenue recognition, which is effective January 1, 2017. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the timing of the transfer of goods or performance of services at an amount that reflects the expected consideration. The Company is currently evaluating the impact of this new guidance on its financial statements.

3. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $14.1 billion at December 31, 2014. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

4. Securities Owned

A summary of securities owned at December 31, 2014 is as follows:

Schwab Funds® money market funds	$ 224
Equity and bond mutual funds	141
State and municipal debt obligations	51
Equity, U.S. Government and corporate debt, and other securities	26
Total securities owned	$ 442

The Company's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

(Tabular amounts in millions, except option price amounts)

5. Other Assets

The components of other assets at December 31, 2014 are as follows:

Accounts receivable [1]	$ 232
Receivables from affiliates	108
Prepaid expenses	99
Deferred tax asset – net	91
Interest and dividends receivable	20
Other	17
Total other assets	$ 567

[1] Accounts receivable includes accrued service fee income.

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $1.5 billion at December 31, 2014. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $26.7 billion at December 31, 2014.

8. Borrowings

Schwab maintains a $2.5 billion credit facility with CSC. In December 2014, CSC and Schwab agreed to extend the expiration date of this facility from December 2014 to December 2017. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2014.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2016. The amount outstanding under this facility at December 31, 2014, was $315 million.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "16 – Regulatory Requirements").

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2014, the carrying value of the office building and land was $100 million. The remaining finance lease obligation of $83 million at December 31, 2014, is being reduced by a portion of the lease payments over the

(Tabular amounts in millions, except option price amounts)

remaining lease term of 10 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary for purposes of its net capital computation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to Schwab. There were no borrowings outstanding under these lines at December 31, 2014.

To partially satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with five banks in favor of the OCC aggregating $225 million at December 31, 2014. There were no funds drawn under any of these LOCs at December 31, 2014. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by providing cash as collateral.

9. Commitments and Contingencies

Operating leases and other commitments — Schwab has non-cancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $15 million at December 31, 2014. The agreement includes two additional four-year extension options, which may be exercised at prevailing market rates.

Future annual minimum rental commitments under these leases, including the commitment on the lease agreement with an affiliate, net of contractual subleases, at December 31, 2014, are as follows:

	Operating Leases	Subleases	Net
2015	$ 93	$ 2	$ 91
2016	81	1	80
2017	71	1	70
2018	51	-	51
2019	37	-	37
Thereafter	116	1	115
Total	$ 449	$ 5	$ 444

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

(Tabular amounts in millions, except option price amounts)

Purchase obligations — The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2014, the Company has purchase obligations as follows:

2015	$ 154
2016	137
2017	62
2018	18
2019	18
Thereafter	230
Total	$ 619

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by the OCC – a clearing house that establishes margin requirements on these transactions. Schwab partially satisfies the margin requirements by arranging unsecured standby LOCs, in favor of the OCC, which are issued by multiple banks. At December 31, 2014, the aggregate face amount of these LOCs totaled $225 million. There were no funds drawn under any of these LOCs at December 31, 2014. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by providing cash as collateral.

Schwab also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any pending matter would be material to the financial condition of the Company. However, predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; potential opportunities for settlement and the status of any settlement discussions; and potential insurance coverage and indemnification. It may not be possible to reasonably estimate potential liability, if any, or a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law.

(Tabular amounts in millions, except option price amounts)

Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

Auction Rate Securities: As disclosed previously, Schwab has been responding to a civil complaint filed on August 17, 2009, in New York state court by the Attorney General of the State of New York (NYAG) alleging misrepresentations in sales of auction rate securities to clients. In 2011, the court granted Schwab's motion to dismiss the complaint with prejudice. After part of the case was reinstated on appeal in 2013, Schwab filed a motion for summary judgment of the NYAG's remaining causes of action. On February 3, 2015, the parties entered into a settlement agreement under which the NYAG's complaint will be voluntarily dismissed and discontinued with prejudice. The Company's liability with respect to resolution of the matter is not material.

10. Financial Instruments Subject to Off-Balance Sheet Credit Risk or Concentration Risk

Off-Balance Sheet Credit Risk

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2014, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $10.4 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement. Schwab's resale agreements are not subject to master netting arrangements.

Securities lending — Schwab loans client securities temporarily to other brokers in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of client securities pledged in securities lending transactions to other broker-dealers was $1.2 billion at December 31, 2014. Schwab has also pledged a portion of its securities owned in connection with securities lending transactions to other broker-dealers. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales by clients and delivers cash to the lender in exchange for the securities. The fair value of these borrowed securities was $71 million at December 31, 2014. All of the Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers. However, the Company does not net securities lending transactions and therefore, the Company's securities loaned and securities borrowed are presented gross in the consolidated statement of financial condition.

The following table presents information about Schwab's resale agreements and securities lending activity to enable the users of Schwab's financial statements to evaluate the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2014.

(Tabular amounts in millions, except option price amounts)

	Gross Assets / Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition: Counterparty Offsetting	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition: Collateral	Net Amount
Assets:						
Resale agreements [1, 2]	$ 10,186	$ -	$ 10,186	$ -	$ (10,186)	$ -
Securities borrowed [3]	172	-	172	(65)	(106)	1
Total	$ 10,358	$ -	$ 10,358	$ (65)	$ (10,292)	$ 1
Liabilities:						
Securities loaned [4]	$ 1,464	$ -	$ 1,464	$ (65)	$ (1,285)	$ 114
Total	$ 1,464	$ -	$ 1,464	$ (65)	$ (1,285)	$ 114

(1) Included in cash and investments segregated and on deposit for regulatory purposes in the consolidated statement of financial condition.

(2) Actual collateral received was greater than 102% of the related assets.

(3) Included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition.

(4) Included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts and may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is insufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and requires clients to deposit additional collateral, or reduce positions to meet minimum collateral requirements. The contractual value of margin loans to clients was $14.1 billion at December 31, 2014.

Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Under these regulations, Schwab was allowed to pledge securities with a fair value of $20.1 billion at December 31, 2014. The fair value of client securities pledged to fulfill the short sales of its clients was $1.5 billion at December 31, 2014. The fair value of client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $216 million at December 31, 2014. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $1.1 billion at December 31, 2014.

(Tabular amounts in millions, except option price amounts)

Concentration Risk

Schwab has exposure to concentration risk when holding large positions of financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

The Company also has exposure to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry. This concentration risk is mitigated by collateral arrangements that require the fair value of such collateral exceeds the amounts loaned, as described above.

11. Fair Value of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see note "2 – Summary of Significant Accounting Policies". The Company did not transfer any assets or liabilities between Level 1, Level 2, or Level 3 during 2014. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2014.

Financial Instruments Recorded at Fair Value

The following table presents the fair value hierarchy for assets measured at fair value as of December 31, 2014. Liabilities recorded at fair value were not material, and therefore are not included in the following table.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Cash equivalents:				
Money market funds	$ 1,316	$ -	$ -	$ 1,316
Investments segregated and on deposit for regulatory purposes:				
Certificates of deposit	-	4,125	-	4,125
U.S. Government securities	-	2,186	-	2,186
Total investments segregated and on deposit for regulatory purposes	-	6,311	-	6,311
Securities owned:				
Schwab Funds® money market funds	224	-	-	224
Equity and bond mutual funds	141	-	-	141
State and municipal debt obligations	-	51	-	51
Equity, U.S. Government and corporate debt, and other securities	2	24	-	26
Total securities owned	367	75	-	442
Total	$ 1,683	$ 6,386	$ -	$ 8,069

(Tabular amounts in millions, except option price amounts)

Financial Instruments Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are also described in note "2—Summary of Significant Accounting Policies". There were no significant changes in these methodologies or assumptions during 2014. The following table presents the fair value hierarchy for financial instruments not recorded at fair value at December 31, 2014:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 682	$ -	$ 682	$ -	$ 682
Cash and investments segregated and on deposit for regulatory purposes	13,588	-	13,588	-	13,588
Receivables from brokers, dealers, and clearing organizations	404	-	404	-	404
Receivables from brokerage clients – net	15,516	-	15,516	-	15,516
Other assets	8	-	8	-	8
Total	$ 30,198	$ -	$ 30,198	$ -	$ 30,198
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 1,766	$ -	$ 1,766	$ -	$ 1,766
Payables to brokerage clients	33,394	-	33,394	-	33,394
Accrued expenses and other liabilities	677	-	677	-	677
Finance lease obligation	83	-	83	-	83
Subordinated borrowings due to The Charles Schwab Corporation	315	-	315	-	315
Total	$ 36,235	$ -	$ 36,235	$ -	$ 36,235

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Schwab provides administrative services for Charles Schwab Investment Management, Inc. and Schwab Retirement Plan Services, Inc., both subsidiaries of CSC, and other affiliates.

Schwab pays management fees to affiliates for recordkeeping and administrative services. Clients of other affiliates transact certain brokerage business with Schwab, and Schwab pays these affiliates a percentage of the commission and fee revenues generated from such business.

Schwab provides technology, support, and other services to Charles Schwab Bank (Schwab Bank), a subsidiary of CSC, and other affiliates.

(Tabular amounts in millions, except option price amounts)

Schwab pays rent to an affiliate for a data center.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

CSC provides Schwab with a $2.5 billion credit facility, which is scheduled to expire in December 2017. There were no funds drawn under this facility at December 31, 2014.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2016. The amount outstanding under this facility at December 31, 2014, was $315 million.

Schwab provided CSC with a $1.0 billion credit facility, which was scheduled to expire in December 2014. Schwab terminated this credit facility in July 2014.

Receivables from affiliates were $108 million at December 31, 2014 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $70 million at December 31, 2014 and are included in accrued expenses and other liabilities.

Schwab lends securities to optionsXpress, Inc., a subsidiary of CSC. At December 31, 2014, securities loaned to optionsXpress, Inc. totaled $3 million and are included in payables to brokers, dealers, and clearing organizations.

Schwab enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Schwab Bank. At December 31, 2014, these sweep deposit balances totaled $80.8 billion.

13. Retirement Plan

Upon completing three months of consecutive service, employees of Schwab may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

14. Stock Incentive Plans - Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2014, CSC was authorized to grant up to 59 million common shares under its existing stock incentive plans. Additionally, at December 31, 2014, CSC had 41 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2014, there was $206 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2018 with a remaining weighted-average service period of 2.8 years.

(Tabular amounts in millions, except option price amounts)

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options were granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	46	$ 16.74		
Granted	6	$ 27.96		
Exercised	(10)	$ 19.04		
Forfeited	(1)	$ 16.66		
Expired	-	$ 20.19		
Outstanding at December 31, 2014	41	$ 17.74	7.02	$ 513
Vested and expected to vest at December 31, 2014	40	$ 17.62	6.96	$ 497
Vested and exercisable at December 31, 2014	24	$ 15.76	5.92	$ 342

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2014 is presented below:

Weighted-average fair value of options granted per share	$ 7.82
Cash received from options exercised	$ 189
Tax benefit realized on options exercised	$ 3
Aggregate intrinsic value of options exercised	$ 86

(Tabular amounts in millions, except option price amounts)

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2014 and their expected lives were as follows:

Weighted-average expected dividend yield	1.20%
Weighted-average expected volatility	28%
Weighted-average risk-free interest rate	2.4%
Expected life (in years)	4.4 – 7.2

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock units that vested during 2014 was $116 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2013	11	$ 16.11
Granted	3	$ 28.09
Vested	(4)	$ 15.63
Forfeited	-	$ 16.50
Outstanding at December 31, 2014	10	$ 20.66

15. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $23 million in 2014.

Net deferred tax assets of $91 million at December 31, 2014 were comprised of deferred tax assets of $196 million, offset by deferred tax liabilities of $105 million. Deferred tax assets are primarily attributable to employee

(Tabular amounts in millions, except option price amounts)

compensation, severance and benefits of $159 million and facilities lease commitments of $30 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $76 million and depreciation and amortization of $29 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2014 was necessary.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2014	$ 6
Additions for tax positions related to the current year	1
Additions for tax positions of related to prior years	-
Reductions due to lapse of statute of limitations	(1)
Reductions for settlements with tax authorities	-
Balance at December 31, 2014	$ 6

The federal returns for 2011 through 2013 remain open to Federal tax examinations. The years open to examination by state and local governments vary by jurisdiction.

16. Regulatory Requirements

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2014, 2% of aggregate debit balances was $324 million, which exceeded the minimum dollar requirement for Schwab of $250,000. On May 16, June 2, and July 1, cash balances were transferred from Schwab to CSC for overnight investment purposes through the credit facility with CSC. Under applicable rules, these would be deemed unsecured advances which we subsequently determined resulted in Schwab's net capital ratio being less than 2% on each of these days. The Company has revised its internal processes to prevent future occurrences. At December 31, 2014, Schwab's net capital was $1.5 billion (10% of aggregate debit balances), which was $1.2 billion in excess of its minimum required net capital and $739 million in excess of 5% of aggregate debit balances.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and other applicable regulations, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2014. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2014 totaled $21.1 billion. On January 5, 2015, the Company deposited a net amount of $1.6 billion of cash into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain proprietary securities accounts at Schwab. Schwab computes a separate reserve requirement for Proprietary Accounts of Broker-Dealers and had a portion of its cash and investments segregated to meet this reserve requirement at December 31, 2014.

17. Geographic Concentration

At December 31, 2014, 23% of Schwab's total client accounts were located in California.

18. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2014, through the date the consolidated statement of financial condition was issued. Based on this evaluation, other than as recorded or disclosed within this consolidated statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

****

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Charles Schwab & Co., Inc.
San Francisco, California

We have examined Charles Schwab & Co., Inc.'s (the "Company") statements, included in the accompanying Charles Schwab &Co., Inc.'s Compliance Report ("Compliance Report"), that (1) the Company's internal control over compliance was not effective during the period June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2014; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Compliance Report, a material weakness was identified in the Company's internal control over compliance during the period June 1, 2014 to December 31, 2014. On June 2, 2014 and July 1, 2014, cash balances were transferred from the Company to its parent, Charles Schwab Corporation ("CSC"), for overnight investment purposes through a credit facility with CSC. Under applicable rules, these overnight transfers were deemed to be unsecured advances and resulted in the Company's net capital ratio being less than 2% on each of those days and in violation of the net capital rules. The Company has revised its internal processes to prevent future occurrences.

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective during the period June 1, 2014 to December 31, 2014. In our opinion, the Company's statements that the Company's internal control over compliance was effective as of December 31, 2014; the Company complied with net capital rule and reserve requirements as of December 31, 2014; and the information used to state that the Company was in compliance with the net capital rule and reserve requirements was derived from the Company's books and records are fairly stated, in all material respects.

Deloitte & Touche LLP

February 23, 2015

charles SCHWAB

211 Main St, San Francisco, CA 94105-1905
Tel (415) 636-7000

Charles Schwab & Co. Inc.'s Compliance Report

Charles Schwab & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the period June 1, 2014 to December 31, 2014. A material weakness was identified by the Company in its internal control over compliance during the period June 1, 2014 to December 31, 2014. On June 2, 2014 and July 1, 2014, cash balances were transferred from the Company to its parent, the Charles Schwab Corporation ("CSC"), for overnight investment purposes through a credit facility with CSC. Under applicable rules, these overnight transfers were deemed to be unsecured advances and resulted in the Company's net capital ratio being less than 2% on each of those days and in violation of the net capital rules. The Company has revised its internal processes to prevent future occurrences.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31 2014.

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Charles Schwab & Co., Inc.

I, Joseph R. Martinetto, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: [signature]

Title: Executive Vice President and Chief Financial Officer

Date: February 23, 2015